Exhibit 99.3

NICE WFM Leads Market Share For 10th Straight Year in DMG Consulting’s 2024
Workforce Management for the Enterprise in the Digital Era Report

NICE WFM sets new industry standard for forecasting accuracy in a blended environment of synchronous and asynchronous digital channels

Hoboken, N.J., August 6, 2024 – NICE (Nasdaq: NICE) today announced it has been named the overall market share leader based on number of seats for workforce management in DMG Consulting LLC’s 2024 Workforce Management for the Enterprise in the Digital Era report. According to the report, NICE continues to lead market share for the tenth year in a row, commanding 33 percent of the total number of WFM seats and securing over 750,000 more seats than the closest competitor.

NICE’s suite of workforce engagement management (WEM) solutions, which includes NICE WFM, enables organizations to manage their CX workforce in the digital era. NICE WEM leverages NICE Enlighten’s purpose-built AI for CX to improve employee performance and streamline workflows. NICE’s TTI, (True-To-Interval) in combination with NICE’s Inventory Insights, improves today’s digital blended contact center operational efficiency by deconstructing back-office work into a common planning interval, enabling intelligent staff planning and scheduling of shared contact center and back-office employees.

Donna Fluss, President, DMG Consulting LLC, said, “The pace of innovation in the WFM market during the past five years has been rapid, and much more is on the way. Artificial intelligence, the cloud, digital channels, and adoption outside of contact centers are driving reinvention and growth of the WFM market. Enabled by the processing power of the cloud, today’s next-gen WFM solutions make real-time suggestions and changes in forecasts and schedules, reducing administrative and staffing costs while improving the customer experience and enhancing employee engagement.”

Barry Cooper, President, CX Division, NICE, said, “As the needs of CX organizations have evolved dramatically, digital advancements have posed a profound challenge to traditional WFM methods. NICE WFM rises to this challenge with Enlighten AI and TTI, enabling organizations to meet digital staffing demands, including asynchronous ones. With NICE WFM, companies can efficiently handle both front and back-office operations, creating a seamlessly integrated, blended work environment and empowering employees with flexibility and control over their schedules.”

About DMG Consulting LLC
DMG Consulting LLC provides expert guidance, industry reports, and primary research that guide the critical decisions made by businesses, technology providers, and investors in the dynamic and rapidly transforming contact center and back-office markets. Driving the strategic direction of the customer experience (CX) is at the core of DMG’s extensive consultation and collaboration with executives, leaders, and industry innovators. DMG’s methodologies and in-depth understanding of people, process, and technology create outstanding business outcomes and position organizations to deliver the next generation of customer and contact center experiences in an AI-driven digital world. Learn more at dmgconsult.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.